UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

ARROW INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of class of securities)

042764100
(CUSIP Number)

Robert W. Cruickshank
494 Weed Street
New Canaan, CT 06840
(203) 966-2926
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 1, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

This Amendment No. 4, filed by Robert W. Cruickshank (the “Reporting Person”), amends the Schedule 13D filed with respect to the common stock of Arrow International, Inc. (the “Company”) by the Reporting Person with the Securities and Exchange Commission on June 15, 2006, as amended by Amendment No. 1 filed by the Reporting Person on August 2, 2006, as amended by Amendment No. 2 filed by the Reporting Person on August 14, 2006, as amended by Amendment No. 3 filed by the Reporting Person on November 15, 2006.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 26, 2008, the Company filed a Form 8-K disclosing that its Board of Directors had approved an additional postponement of the Company's 2007 Annual Meeting of Shareholders from Thursday, April 19, 2007, to Tuesday, July 17, 2007. On March 1, 2007, the Reporting Person, in his capacity as co-trustee of the Robert L. McNeil, Jr. 1983 Trust, sent a letter to the Board of Directors of the Company, challenging the second postponement of the 2007 annual meeting, made without any explanation. The new meeting date is approximately six months after the originally scheduled date, which was around the time that the Company has held its annual meeting for the past ten years. The letter suggested that the postponement is connected to the Reporting Person’s nomination of three directors for election at the annual meeting. A copy of this letter, together with a copy of a letter dated November 27, 2006, sent to the Board of Directors after the first postponement, is attached as an exhibit to this Schedule 13D.

Item 7. Exhibits.

Exhibit 2. Letter to the Arrow International, Inc. Board of Directors, dated November 27, 2006

Exhibit 3. Letter to the Arrow International, Inc. Board of Directors, dated March 1, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 2, 2007

/s/ Robert W. Cruickshank
Robert W. Cruickshank